File No. 070-09675

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                    FORM U-1
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            --------------------------------------------------------

                             Energy East Corporation
                              One Canterbury Green
                               Stamford, CT 06904

                   (Name of company filing this statement and
                     address of principal executive office)
              ----------------------------------------------------

                            Energy East Corporation 1

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                               Kenneth M. Jasinski
                            Executive Vice President
                               and General Counsel
                             Energy East Corporation
                              One Canterbury Green
                           Stamford, Connecticut 06904

                     (Name and address of agent for service)

            ---------------------------------------------------------




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1    Energy East will register following the consummation of its proposed combinations with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources.

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

          William T. Baker, Jr., Esq.             Adam Wenner, Esq.
          J. Michael Parish, Esq.                 Vinson & Elkins, L.L.P.
          Thelen Reid & Priest LLP                1455 Pennsylvania Avenue, N.W.
          40 West 57th Street                     Washington, D.C. 20004-1008
          New York, New York 10019

                                   Frank Lee, Esq.
                                   Huber Lawrence & Abell
                                   605 Third Avenue
                                   New York, NY 10158

                              -----------------------------


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


          This Amendment No. 1 to the Form U-1 of Energy East Corporation is being filed to amend Item 6 by adding the exhibit and appendices to previously filed exhibits listed below:

Item 6. EXHIBITS AND FINANCIAL STATEMENTS.

          The following exhibit and appendices to previously filed exhibits are being filed with this Amendment No. 1:

B-1 Appendix A to Form of Service Agreement between Energy East Management and Utility Subsidiary.

B-2 Appendix A to Form of Service Agreement between Energy East Management and Non-Utility Subsidiary.

B-3 Appendix A to Form of Service Agreement between Utility Subsidiary and other Subsidiary or Energy East.

B-4       Service Company Policies and Procedures.


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


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned thereunto duly authorized.


ENERGY EAST CORPORATION


/s/ Robert D. Kump
-----------------------------------
Name:   Robert D. Kump
Title: Vice President and Treasurer
Date: June 29, 2000


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